UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

Further to the relevant event filing, 22nd June 2012, BBVA hereby discloses that the Conversion Price for the mandatory partial conversion of the subordinated mandatory convertible bonds - December 2011 issued by BBVA (the “Convertible Bonds”) is 5.1844 euro, pursuant to the certificate issued by the Bilbao securities exchange, determining the arithmetic mean of the closing prices of BBVA stock on the SIBE exchange interconnection system over the five days’ trading prior to 30th June 2012.

Likewise, in compliance with section 4.6.3.b) of the Securities Note, the conversion ratio is 9.644318.

Madrid, 29th June 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 29, 2012	By:	/s/ Erik Schotkamp
	Name:	Erik Schotkamp
	Title:	Capital and Funding Management Director